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                              June 9, 2020

       Jessica Oien
       General Counsel
       Cidara Therapeutics, Inc.
       6310 Nancy Ridge Drive, Suite 101
       San Diego, California 92121

                                                        Re: Cidara
Therapeutics, Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed June 5, 2020
                                                            File No. 333-238955

       Dear Ms. Oien:

               We have limited our review of your registration statement to the issue we have addressed in our comment. In our comment we ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

       Form S-3 filed June 5, 2020

       Exclusive Forum Provision, page II-2

   1. We note that Article VII of the Company's Amended and Restated Certificate of
                                                        Incorporation and
Section 49 of the Amended and Restated Bylaws include a forum selection provision
that identifies the Court of Chancery of the State of Delaware as the
                                                        exclusive forum for
certain litigation, including any "derivative action or proceeding brought on behalf of
the Company." Please disclose whether this provision applies to actions arising under
the Securities Act or Exchange Act. In that regard, we note that
                                                        Section 27 of the
Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or
liability created by the Exchange Act or the rules and regulations thereunder, and Section
22 of the Securities Act creates concurrent jurisdiction for federal and state courts over
all suits brought to enforce any duty or liability created by the
 Jessica Oien
Cidara Therapeutics, Inc.
June 9, 2020
Page 2
      Securities Act or the rules and regulations thereunder. If the provision applies to Securities
      Act claims, please also revise your prospectus to state that there is uncertainty as to whether a court would enforce such provision and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. If this provision does not apply to actions arising under the Securities Act or Exchange Act, please also ensure that the exclusive forum provision in the governing documents states this clearly, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Securities Act or Exchange Act.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Laura Crotty at (202) 551-7614 or Celeste Murphy at (202) 551-3257 with any questions.



                                                             Sincerely,
FirstName LastNameJessica Oien
                                                             Division of
Corporation Finance
Comapany NameCidara Therapeutics, Inc.
                                                             Office of Life
Sciences
June 9, 2020 Page 2
cc:       Charles Bair
FirstName LastName